Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK

The following is a description of the capital stock of Home BancShares, Inc. (the “Company”) and certain provisions of the Company’s Restated Articles of Incorporation, as amended (“Articles of Incorporation”), Amended and Restated Bylaws, as amended (“Bylaws”), and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of the Company’s Articles of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission (“SEC”) and are also available upon request from the Company.

General

Under our Articles of Incorporation we have authority to issue up to 400,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock.

As of December 31, 2025, 196,357,167 shares of our common stock were issued and outstanding, and 3,052,415 shares of common stock were reserved for issuance pursuant to the Company’s equity incentive plans. Our common stock is listed on the New York Stock Exchange. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.
As of December 31, 2025, no shares of our preferred stock were issued and outstanding.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of our common stock do not have cumulative voting rights.

Dividend Rights. Holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. Holders of any series of preferred stock we may issue in the future may have a priority over holders of common stock with respect to dividends. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our bank subsidiary by statute or regulation effectively may limit the amount of dividends we can pay.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of the Company, the holders of our common stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company, subject to the rights of the holders of any of the Company’s preferred shares that may be issued from time to time.

Other Rights. Holders of our common stock have no preferential or preemptive rights with respect to any securities of the Company, and there are no conversion rights or redemption or sinking fund provisions applicable to our common stock.

Restrictions on Ownership. The Bank Holding Company Act (the “BHCA”) requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Board of Governors of the Federal Reserve prior to the acquisition of 5% or more of our common stock. Any “company,” as defined in the BHCA, other than a bank holding company would be required to obtain Federal Reserve approval before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over our management and policies. A holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHCA. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock.

Modification of Rights. Our board of directors acting by a majority vote of the members present, without shareholder approval, may amend our Bylaws and may issue shares of our preferred stock under terms determined by the board of directors as described below under “Preferred Stock.” Rights of holders of our common stock may not otherwise be modified except by a majority of votes cast, assuming a quorum is present. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of our assets and dissolution of the Company.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare, 150 Royall Street, Canton, Massachusetts 02021.

Preferred Stock

The 5,500,000 shares of our preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by our board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

The Company has no present plans to issue any shares of its preferred stock.